# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barinthus Biotherapeutics Plc, CIK 0001828185
CUSIP: 91864C107
Title of class of securities: American Depositary Shares, each representing one ordinary share
Address of issuer's principal executive offices: Unit 6-10, Zeus Building Rutherford Aven, Harwell, Didcot, United Kingdom (X0), OX11 0DF
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001753926-24-001693
Filed by CIK 0001996432

## Reporting persons
- Frank W. Cawood: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,564,136; shared voting power 820,377; sole dispositive power 2,564,136; shared dispositive power 820,377; aggregate amount beneficially owned 3,384,513 (8.4% of the class)
  Comment: (1) Sole voting and dispositive power includes 2,164,376 shares owned directly by the Reporting Person and 399,760 shares owned through a retirement account, as of December 31, 2024.
  
  (2) Shared voting and dispositive power includes 151,798 shares owned by the Reporting Person's spouse through a retirement account and 668,579 shares owned by The Cawood Foundation, Inc., a non-profit corporation of which the Reporting Person is an affiliate, as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Barinthus Biotherapeutics Plc
Address of issuer's principal executive offices: Unit 6-10, Zeus Building Rutherford Avenue, Harwell, Didcot, OX11 0DF, United Kingdom

## Item 2. Person Filing
Name of person filing: Frank W. Cawood (the "Reporting Person")
Address of principal business office or, if none, residence:
600 Edgewater Drive
Unit 402
Dunedin, FL 34698
Citizenship: Frank W. Cawood is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,384,513 as of December 31, 2024
Percent of class: 8.4 (based on 40,228,456 ordinary shares, nominal value (pound)0.000025 per share, outstanding as of October 30, 2024)
Sole power to vote or to direct the vote: 2,564,136
Shared power to vote or to direct the vote: 820,377
Sole power to dispose or to direct the disposition: 2,564,136
Shared power to dispose or to direct the disposition: 820,377

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Frank W. Cawood: /s/ Frank W. Cawood, Frank W. Cawood (02/11/2025)